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    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                         FORM 4

       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.    Name and Address of Reporting Person *

      Becker                    Robert                    H.
      _____________________________________________________________
      (Last)                     (First)                   (Middle)

       959 Whittier
      _____________________________________________________________
                               (Street)
       East Lansing, MI  48823
      _____________________________________________________________
       (City)                     (State)                 (Zip)

2.    Issuer Name and Ticker or Trading Symbol

       CFSB Bancorp, Inc.    CFSB

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

     ###-##-####

4.  Statement for Month/Year

     December 1997

5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer
             (Check all applicable)


     [ x  ]   Director              [   ]  10% Owner
     [ x  ]   Officer
              (give title below)    [   ]  Other (specify
                                                   below)
      President and Chief Executive Officer
      ____________________________________________________

7.   Individual or Joint/Group Reporting
            (check applicable line)

     [ x ]   Form Filed by One Reporting Person
     [   ]   Form Filed by More than One Reporting Person


*  If the form is filed by more than one reporting person, see instruction 4(b)(v).
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   Table I -- Non-Derivative Securities Acquired, Disposed of, or
                         Beneficially Owned

1.  Title of Security
        (Instr. 3)

    1. Common Stock
    2. Common Stock
    3. Common Stock
    4. Common Stock

2.  Transaction Date (Month/Day/Year)

    1.  12/01/97
    2.  12/01/97
    3.  12/01/97
    4.  12/19/97

3.  Transaction Code (Instr. 8)

     Code                   V
     ----                 -----
     1.  J*
     2.  J*
     3.  J*
     4.  M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Amount               (A) or (D)                 Price
     ------               ----------                 -----

1.    9,178                    A
2.   89,926                    A
3.   30,416                    A
4.    3,300                    A                     2.31
5.  Amount of Securities Beneficially Owned at end of Month
    (Instr. 3 and 4)

    1.    27,535
    2.
    3.    91,248
    4.   273,077

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

    1.    I
    2.    D
    3.    I
    4.    D
7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    1.   By ESOP
    2.
    3.   By Spouse
    4.
_________
* 3 for 2 Stock Split declared on November 18, 1997, and distributed December 18, 1997, to stockholders of record on December 1, 1997.
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    TABLE II -- Derivative Securities Acquired, Disposed of,
                     or Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of Derivative Security (Instr. 3)
    1.  Common Stock Options
    2.  Common Stock Options

2.  Conversion of Exercise Price of Derivative Security
    1.    2.31
    2.    2.31

3.  Transaction Date (Month/Day/Year)
    1.   12/01/97
    2.   12/19/97

4.  Transaction Code (Instr. 8)

    Code                        V
    ----                       ---
    1.  J*
    2.  M

5.  Number of Derivative Securities Acquired (A) or Disposed of (D)
                         (Instr. 3, 4 and 5)

      (A)                                  (D)
      ---                                  ---
1.    33,186
2.                                         3,300

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Date Exercisable                    Expiration Date
    ----------------                    ---------------
1.   6/29/90                               6/28/00
2.   6/29/90                               6/28/00

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

                                           Amount or
                                             Number
      Title                                of Shares
      -----                                ----------
1.     CFSB                                  99,558
2.     CFSB                                   3,300

8.  Price of Derivative Security (Instr. 5)

    1.     0
    2.     2.31

9.  Number of Derivative Securities Beneficially Owned at End of
    Year (Instr. 4)

    1.
    2.     96,258

10. Ownership of Derivative Security: Direct (D) or Indirect (I)

    1.   D
    2.   D

11. Nature of Indirect Beneficial Ownership (Instr. 4)
__________
* 3 for 2 stock split declared on November 18, 1997, and distributed December 17, 1997, to stockholders of record on December 1, 1997.
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EXPLANATION OF RESPONSES:



/s/ Robert H. Becker                                  01/07/98
___________________________________             ___________________
** Signature of Reporting Person                       Date

**  Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.